# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vroom, Inc., CIK 0001580864
CUSIP: 92918V307
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4700 Mercantile Dr., Fort Worth, Texas (TX), 76137
Date of event which requires filing of this statement: 01/14/2025
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, 527 Madison Avenue, 6th Floor, New York, New York (NY), 10022, (646) 747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,952,231; sole dispositive power 0; shared dispositive power 3,952,231; aggregate amount beneficially owned 3,952,231 (76.5% of the class)
  Comment: Rows 8, 10 and 11 include 3,952,231 shares of common stock ("Common Stock") of Vroom, Inc. (the "Issuer") directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. in the aggregate.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Capital Management, LLC (CIK 0001730922): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,952,231; sole dispositive power 0; shared dispositive power 3,952,231; aggregate amount beneficially owned 3,952,231 (76.5% of the class)
  Comment: Rows 8, 10 and 11 include 3,952,231 shares of common stock ("Common Stock") of Vroom, Inc. (the "Issuer") directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. in the aggregate.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Jason Mudrick (CIK 0001367262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,952,231; sole dispositive power 0; shared dispositive power 3,952,231; aggregate amount beneficially owned 3,952,231 (76.5% of the class)
  Comment: Rows 8, 10 and 11 include 3,952,231 shares of common stock ("Common Stock") of Vroom, Inc. (the "Issuer") directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. in the aggregate.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity Fund Global, L.P. (CIK 0001813628): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,058,822; sole dispositive power 0; shared dispositive power 1,058,822; aggregate amount beneficially owned 1,058,822 (20.5% of the class)
  Comment: Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick GP, LLC (CIK 0001656059): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,058,822; sole dispositive power 0; shared dispositive power 1,058,822; aggregate amount beneficially owned 1,058,822 (20.5% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P. (CIK 0001763080): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 725,385; sole dispositive power 0; shared dispositive power 725,385; aggregate amount beneficially owned 725,385 (14% of the class)
  Comment: Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (CIK 0001813394): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 67,695; sole dispositive power 0; shared dispositive power 67,695; aggregate amount beneficially owned 67,695 (1.3% of the class)
  Comment: Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (CIK 0001813765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 793,080; sole dispositive power 0; shared dispositive power 793,080; aggregate amount beneficially owned 793,080 (15.4% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity Drawdown Fund III, L.P. (CIK 0002024855): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 44,005; sole dispositive power 0; shared dispositive power 44,005; aggregate amount beneficially owned 44,005 (0.9% of the class)
  Comment: Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC (CIK 0002051254): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 44,005; sole dispositive power 0; shared dispositive power 44,005; aggregate amount beneficially owned 44,005 (0.9% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund III, L.P.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (CIK 0001860577): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 200,657; sole dispositive power 0; shared dispositive power 200,657; aggregate amount beneficially owned 200,657 (3.9% of the class)
  Comment: Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (CIK 0001959099): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 200,657; sole dispositive power 0; shared dispositive power 200,657; aggregate amount beneficially owned 200,657 (3.9% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity SIF Master Fund, L.P. (CIK 0001875540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 181,163; sole dispositive power 0; shared dispositive power 181,163; aggregate amount beneficially owned 181,163 (3.5% of the class)
  Comment: Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity SIF GP, LLC (CIK 0001959041): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 181,163; sole dispositive power 0; shared dispositive power 181,163; aggregate amount beneficially owned 181,163 (3.5% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Vroom, Inc.
Address of issuer's principal executive offices: 4700 Mercantile Dr., Fort Worth, Texas (TX), 76137

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by Mudrick Capital Management, L.P. ("MCM"), Mudrick Capital Management, LLC ("MCM GP"), Jason Mudrick, Mudrick Distressed Opportunity Fund Global, L.P. ("Global LP"), Mudrick GP, LLC ("Mudrick GP"), Mudrick Distressed Opportunity Drawdown Fund II, L.P. ("Drawdown II"), Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. ("Drawdown II SC"), Mudrick Distressed Opportunity Drawdown Fund II GP, LLC ("Drawdown II GP"), Mudrick Distressed Opportunity Drawdown Fund III, L.P. ("Drawdown III"), Mudrick Distressed Opportunity Drawdown Fund III GP, LLC ("Drawdown III GP"), Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. ("DISL"), Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC ("DISL GP"), Mudrick Distressed Opportunity SIF Master Fund, L.P. ("SIF"), and Mudrick Distressed Opportunity SIF GP, LLC ("SIF GP"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Mudrick GP is the general partner of Global LP and may be deemed to beneficially own the number of securities of the Issuer directly held by Global LP. Drawdown II GP is the general partner of Drawdown II and Drawdown II SC and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II and Drawdown II SC. Drawdown III GP is the general partner of Drawdown III and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown III. DISL GP is the general partner of DISL and may be deemed to beneficially own the number of securities of the Issuer directly held by DISL. SIF GP is the general partner of SIF and may be deemed to beneficially own the securities of the Issuer directly held by SIF. MCM is the investment manager to Drawdown II, Global LP, Drawdown II SC, Drawdown III, DISL, SIF and certain accounts managed by MCM. Mr. Mudrick is the sole member of Mudrick GP, Drawdown II GP, Drawdown III GP, MCM GP, DISL GP and SIF GP. By virtue of these relationships, each of MCM, MCM GP and Mr. Mudrick may be deemed to beneficially own the securities held directly by Global LP, Drawdown II, Drawdown II SC, Drawdown III, DISL, SIF and certain accounts managed by MCM. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any of the securities reported herein. Each of the Reporting Persons disclaims beneficial ownership of the securities covered by this Schedule 13D for any purposes other than for purposes of Section 13(d) of the Exchange Act. Pursuant to Rule 13d-1(k)(1) under the Exchange Act, a joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Schedule 13D and incorporated herein by reference.
Residence or business address: 527 Madison Avenue, 6th Floor, New York, NY 10022
Present principal occupation or employment: The principal business of the Reporting Persons is investing in securities. The principal business of MCM is acting as the investment manager to the Reporting Persons. The principal business of MCM GP is acting as the general partner of MCM. The principal business of Mudrick GP is acting as the general partner of Global LP. The principal business of Drawdown II GP is acting as the general partner of Drawdown II and Drawdown II SC. The principal business of Drawdown III GP is acting as the general partner of Drawdown III. The principal business of DISL GP is acting as the general partner of DISL. The principal business of SIF GP is acting as the general partner of SIF. The principal occupation of Mr. Mudrick is serving as the sole member of each of MCM GP, Mudrick GP, Drawdown II GP, Drawdown III GP, DISL GP and SIF GP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses set forth in row 6 of the cover pages of this Schedule 13D are incorporated by reference in this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Common Stock reported in this Schedule 13D was acquired by the Reporting Persons in exchange for indebtedness of the Debtor (as defined below) in connection with the emergence from bankruptcy proceedings of the Issuer, as described below.

On November 13, 2024, Vroom, Inc. (in the context of the Prepackaged Chapter 11 Case, the "Debtor") commenced a voluntary proceeding (the "Prepackaged Chapter 11 Case") under Chapter 11 of the United States Code, 11 U.S.C. ss.ss. 101-1532, as amended from time to time, in the United States Bankruptcy Court for the Southern District of Texas (the "Court") under the name "In re Vroom, Inc."

On January 8, 2025, the Court entered an order (the "Confirmation Order") confirming a prepackaged plan of reorganization (the "Plan") of the Debtor. On January 14, 2025 (the "Effective Date"), the Plan became effective in accordance with its terms and the Debtor emerged from the Prepackaged Chapter 11 Case. On the Effective Date, pursuant to the terms of the Plan and the Confirmation Order, the Debtor's common stock outstanding immediately before the Effective Date was canceled and is of no further force or effect, and the new organizational documents of the Issuer became effective, authorizing the issuance of shares of Common Stock representing 100% of the equity interests in the Issuer. In accordance with the foregoing, on the Effective Date, the Issuer, as reorganized on the Effective Date in accordance with the Plan and the Confirmation Order, issued (i) 5,163,109 shares of Common Stock, which included 3,952,231 shares of Common Stock, in the aggregate, issued to certain of the Reporting Persons in respect of the Debtor's 0.75% Convertible Senior Notes due 2026 (as further described herein), and (ii) warrants exercisable for an aggregate of 364,516 shares of Common Stock at an initial exercise price of $60.95 per share for a 5-year period commencing on the Effective Date.

Accordingly, pursuant to the Plan, the Reporting Persons, as holders of the Debtor's 0.75% Convertible Senior Notes due 2026 outstanding immediately prior to the Effective Date, received Common Stock comprising approximately 76.5% of the Common Stock of the Issuer outstanding immediately following the Effective Date. The shares of Common Stock directly held by the Reporting Persons include: 1,058,822 by Global LP; 725,385 by Drawdown II; 67,695 by Drawdown II SC; 44,005 by Drawdown III; 200,657 by DISL; 181,163 by SIF; and 1,674,504 by certain accounts managed by MCM.

In connection with the Issuer's emergence from the Prepackaged Chapter 11 Case, Matthew Pietroforte, a managing director of MCM, was appointed to serve on the board of directors of the Issuer (the "Board") on January 14, 2025.

The shares of Common Stock reported herein are held by the Reporting Persons for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and consider such other factors relevant to the Reporting Persons, which could include the price and availability of the Common Stock, the Issuer's business and the Issuer's prospects, applicable legal, contractual or policy restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Without limiting the generality of the preceding sentence, any or all of the Reporting Persons (in each case, subject to any applicable restrictions under law) may at any time or from time to time (i) sell, transfer, distribute or otherwise dispose of all or a portion of its Common Stock in public or private transactions, including in registered offerings, through block trades or open market transactions, (ii) purchase, receive in a distribution or other transfer, or otherwise acquire (including in respect of any equity compensation paid to Mr. Pietroforte) Common Stock in public or private transactions, (iii) enter into derivatives or hedging transactions relating to Common Stock, and/or (iv) enter into agreements with a broker intended to comply with the requirements of Rule 10b5-1(c)(1)(i) under the Act, on such terms and at such time as the Reporting Persons may deem advisable. Subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days: Except as set forth herein, the Reporting Persons have not effected any transactions in the Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third person with respect to the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Joint Filing Agreement, dated as of January 22, 2025, by and among the Reporting Persons.

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund III GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (01/22/2025)